UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Disclosure of Corporate Value Enhancement Plan

On July 25, 2024, Woori Financial Group Inc. (“Woori Financial Group”) disclosed its Corporate Value Enhancement Plan (the “Plan”) to the Korea Exchange. The English version of the Plan can also be viewed from the company’s website at www.woorifg.com.

The main contents of the Plan are as follows:

1. Company Overview

2. Current Status Analysis

3. “Value Enhancement Plan” Key Directions

4. Action Plan

5. IR Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 25, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President